Filed By: Global X Funds Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mirae Asset Discovery Funds Investment Company Act File No. of Subject Company: 811-22406 NOBO MIRAE ASSET DISCOVERY FUNDS 1212 Avenue of the Americas, 10th Floor New York, NY 10036 We Would Sincerely Appreciate Your Help March 1, 2023 Dear Valued Shareholder, We would sincerely appreciate your help. Today the special meeting of shareholders of your Fund(s) was adjourned until March 15, 2023 to provide shareholders who have yet to cast their proxy vote with more time to do so. Our records indicate that we do not yet have your voting instructions. Please help us to proceed with important business of the Funds by taking a moment to cast your proxy vote today. We very much appreciate your attention to this matter. Please cast your vote today! Sincerely, Joon Hyuk Heo, CFA President Mirae Asset Discovery Funds How do I vote? There are four convenient methods for casting your important proxy vote: 1. Vote By Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-800-330-4627 or 201-806-7301 for international callers. Representatives are available Monday through Friday 9 a.m. to 10 p.m. and Saturday 10 a.m. to 6 p.m. Eastern Time. 2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s). 3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website. 4. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided. We would be very grateful if you would use any one of the four voting methods listed above to ensure that your vote is recorded by or before March 15th . Details of the special meeting are described in the proxy statement that has been sent to all shareholders of record. For more information, please refer to the proxy statement, which can be found at proxyonline.com/mirae/docs/2023mtg.pdf The Mirae Asset Board of Trustees recommends that shareholders vote FOR the proposals.